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                                                                  Exhibit (a)(9)

[INVACARE LOGO]

NEWS RELEASE

                 INVACARE AND SUBURBAN OSTOMY SUPPLY GRANTED
                EARLY TERMINATION OF ANTITRUST WAITING PERIOD

         ELYRIA, Ohio--January 7, 1998--Invacare Corporation (NASDAQ:IVCR) and Suburban Ostomy Supply Co., Inc. (NASDAQ:SOSC), announced today that, in connection with Invacare's previously announced tender offer for its wholly owned subsidiary, Inva Acquisition Corp., to acquire all of the outstanding shares of common stock of Suburban Ostomy Supply Co., Inc., the U.S. Department of Justice and the Federal Trade Commission have granted Invacare and Suburban early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

         Early termination of the waiting period satisfies one of the conditions of the tender offer pursuant to the merger agreement among Invacare, Inva Acquisition Corp. and Suburban, announced December 17, 1997. The tender offer, for $11.75 per share, is still subject to certain other conditions and is scheduled to expire at Midnight, New York City time, January 22, 1998, unless extended.

         Suburban Ostomy Co., Inc., which completed its initial public offering in October 1996, is a direct marketing wholesaler of medical supplies and related products to the home health care industry. The company sells products to over 23,000 customers, including: home medical equipment suppliers and pharmacies; home health agencies; national home health care chains; and managed care organizations. Through its direct sales and marketing programs, the company markets a comprehensive selection of more than 7,000 stock keeping units, primarily products for ostomy, incontinence, diabetic and wound care.

         Invacare's headquarters are in Elyria, OH, with manufacturing plants in the United States, Australia, Canada, Germany, France, Mexico, New Zealand, Portugal, Switzerland and the United Kingdom. Products are distributed worldwide through more than 10,000 professional home health care providers, institutions and retail outlets.

Media Inquiries: Susan A. Elder, Manager of Corporate Communications,
440/329-6549
Investor Inquiries: Thomas R. Miklich, Chief Financial Officer, 440/329-6111